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                                                                 Exhibit (a)(10)

ESSEN, August 16, 1999 (Construction & Civil Engineering)

HOCHTIEF AGREES TO MERGE WITH LEADING U.S. CONSTRUCTION FIRM
PLANNED MERGER EXPANDS THE GROUP'S PRESENCE TO COVER THE ENTIRE AMERICAN
MARKET



HOCHTIEF and The Turner Corporation, New York, today entered into merger agreement under which HOCHTIEF will acquire all of the outstanding common stock of Turner. The two companies reached agreement to that effect in New York following intensive negotiations. The Board of Directors of Turner has unanimously approved the merger agreement. As a result, HOCHTIEF will move a huge step closer to its objective of being fully represented throughout the U.S. market.


Certain officers and directors of Turner, as well as Turner's largest stockholder, EBSPSW Holding AG, have agreed to tender Turner shares owned by them, representing in the aggregate approximately 22 percent of the outstanding voting power of Turner, and to grant HOCHTIEF an option to buy such shares in accordance with, and subject to, the terms of an agreement among HOCHTIEF and such stockholders.


The Turner Corporation, founded in 1902, is today primarily involved in general construction. Like HOCHTIEF, Turner focuses on planning and building complex projects, both as general contractor and as construction manager. With work completed in 1998 valued at US$4.1 billion, Turner is the second largest company in the U.S. general building market.


HOCHTIEF is offering existing Turner's common shareholders US$28.625 per share. As a first step, a U.S. subsidiary of HOCHTIEF will make a tender offer for all Turner shares. HOCHTIEF will not be obliged to purchase the stock offered by present shareholders unless the amount of stock tendered is sufficient to attain a two-thirds majority of the total voting power of Turner. HOCHTIEF's obligation to purchase shares in the tender offer will also be conditioned upon the satisfaction or waiver of certain customary conditions, including expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. The offer to shareholders will remain in force until mid-September.


Dr. Hans-Peter Keitel, President and Chief Executive Officer of HOCHTIEF: "A takeover only creates synergies if both parties have a similar vision of the future. We have found just such a partner in Turner. This company will greatly enrich our global strategy."


Ellis T. Gravette, Jr., Chairman and Chief Executive Officer of Turner:
"HOCHTIEF has the full support of our Board. We are delighted to have such a strong partner take this interest in Turner, and we are confident that together we will be a powerful combination in the marketplace."


HOCHTIEF anticipates that synergies will be reaped in all of its corporate divisions:

      - BUILDING: Turner has been extraordinarily successful in the building market. The projects it has brought to fruition include Madison Square Garden in New York, the Boeing Sheet Metal Center in Washington state, the Chrysler Electronics City in Alabama, United Airlines Terminal One in Chicago, Carnegie Mellon University in Pittsburgh, and Warner Bros. Pavilion in California.

      - CIVIL: In the years ahead, an extensive public infrastructure program is due to be implemented in the United States. This will also provide considerable impetus to Turner's operations. This is a good opportunity for HOCHTIEF to inject some of its own experience gained in the infrastructure business.

      - AIRPORT: Turner has collaborated with U.S. airlines and airports for many years, which means it already has excellent good contacts in these fields. Numerous U.S. airports are likely to be privatized in the years ahead - and this is a business in which HOCHTIEF is already active today.

      - INTERNATIONAL: Turner's 3,000 employees are distributed among 41 offices, thus covering the whole of the U.S.A. This allows HOCHTIEF to provide international key accounts in North America with outstanding support.


With its work completed valued at DM12.3 billion last year, HOCHTIEF is Germany's largest construction firm. Roughly 48 percent of the Group's business is done outside Germany. HOCHTIEF is increasingly involved not only in planning and building, but also in financing and operating complex infrastructure and other projects.


HOCHTIEF's operations in North America have in the past been channeled via its participating interest in Kitchell Corporation, of Phoenix, Arizona. It will retain its current holding of 35.34 percent of Kitchell's equity unchanged. Kitchell primarily operates in the traditional construction and general contracting business in the South Western United States.